787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 12, 2020

VIA EDGAR

Office of Life Sciences

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Chris Edwards; Joe McCann

Re:                             AdaptHealth Corp.
Registration Statement on Form S-3
Filed January 22, 2020
File No. 333-236011

Dear Mr. Edwards and Mr. McCann:

This letter is submitted on behalf of AdaptHealth Corp. (formerly DFB Healthcare Acquisitions Corp.) (the “Company”) and sets forth the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 5, 2020 with respect to the above-referenced Registration Statement on Form S-3 (File No. 333-236011) (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and the Company’s response is set forth immediately below the Staff’s comment.

Registration Statement on Form S-3

General

1.                                      Staff’s comment: We note that you are not eligible to conduct this offering on Form S-3 because you do not meet the conditions outlined in General Instruction I.A.3 or I.A.6 of Form S-3. In this regard, DFB Healthcare was the “acquired” company for financial reporting purposes in the business combination that closed on November 8, 2019 and the financial statements of AdaptHealth have not been included in materials required to be filed pursuant to Section 13, 14 and 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on Form S-3. Accordingly, please register the offering on Form S-1.

NEW YORK   WASHINGTON   HOUSTON   PALO ALTO   SAN FRANCISCO   PARIS   LONDON   FRANKFURT   BRUSSELS   MILAN   ROME

Response: General Instruction I.A.3 of Form S-3 provides that, to be eligible to file a registration statement on Form S-3, the registrant (emphasis added) must have (a) been subject to the requirements of Section 12 or 15(d) of the Exchange Act and timely filed all materials required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on Form S-3; and (b) timely filed all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement.

The Company was incorporated in the State of Delaware on November 22, 2017.  On, February 15, 2018, the Company’s Registration Statement on Form S-1 (File No. 333-22276) for its initial public offering was declared effective and the Company registered its common stock under Section 12(b) of the Exchange Act.  Since registering its common stock under Section 12(b), the Company has timely filed all materials required to be filed pursuant to Sections 13 and 14 of the Exchange Act.

As part of the business combination transaction that closed on November 8, 2019, (i) the Company’s subsidiary merged with and into AdaptHealth Holdings LLC, a Delaware limited liability company (“AdaptHealth Holdings”), and (ii) the Company amended its amended and restated certificate of incorporation to, among other things, change the name of the Company from “DFB Healthcare Acquisitions Corp.” to “AdaptHealth Corp.”  For accounting purposes, the business combination was regarded as a reverse recapitalization whereby AdaptHealth Holdings was considered to be the accounting acquirer, however the entity that was the registrant prior to the business combination transaction — the Company — did not experience any change in its corporate existence as a result of the business combination transaction and, as a result of the business combination, became the legal parent company of AdaptHealth Holdings.

The Staff’s comment suggests that, because the Company was the “acquired” company for financial reporting purposes in the business combination that closed on November 8, 2019, the financial statements of AdaptHealth Holdings would be required to be included in materials required to be filed pursuant to Section 13, 14 and 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on Form S-3.  As noted above, however, General Instruction I.A.3 of Form S-3, however, states specifically that the “registrant” is the entity that is required to have been subject to the requirements of Section 12 or 15(d) of the Exchange Act and timely filed all materials required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on Form S-3.

We note further that in the Division of Corporation Finance’s Financial Reporting Manual (“FRM”) in Section 12210.1, the FRM addresses situations in which a registrant acquires another entity in a transaction accounted for as a reverse capitalization with a shell company.  Such section of the FRM distinguishes between the “accounting acquirer” and the “legal acquirer/registrant.”

According to the facts set forth above, the Company respectfully submits that the Commission should find that the Company, as the registrant, satisfied the requirements of General Instruction I.A.3 of Form S-3.

If you have any questions related to this letter, please contact the undersigned of Willkie Farr & Gallagher LLP at (212) 728-8620.

Very truly yours,

/s/ Danielle Scalzo
Danielle Scalzo

Via E-mail:

cc:                                Christopher Joyce